Filed pursuant to Rule 433

Registration No. 333-209510

Issuer Free Writing Prospectus dated August 2, 2016

Relating to Preliminary Prospectus Supplement dated August 2, 2016

Alphabet Inc.

Pricing Term Sheet

1.998% Notes due 2026

Issuer:	Alphabet Inc. (the “Company”)

Title:	1.998% Notes due 2026 (the “Notes”)

Security Type:	SEC Registered

Ranking:	Senior unsecured

Listing:	None

Aggregate Principal Amount:	$2,000,000,000

Maturity Date:	August 15th, 2026

Coupon (Interest Rate):	1.998% per annum

Public Offering Price:	97.919% of principal amount, plus accrued interest, if any, from August 9th, 2016

Underwriting Discounts:	0.40% of the principal amount

Proceeds Net of Aggregate Underwriting Discount (before expenses):	$1,950,380,000

Yield to Maturity:	2.231%

Spread to Benchmark Treasury:	T + 68 bps

Benchmark Treasury:	1.625% due May 15th, 2026

Benchmark Treasury Price and Yield:	100-21+ / 1.551%

Interest Payment Dates:	February 15th and August 15th of each year, beginning on February 15th, 2017

Interest Payment Record Dates:	February 1st and August 1st of each year

Sinking Fund Provisions:	None

Redemption Provision:	At Company’s option, at any time prior to May 15th, 2026, in whole or from time to time in part, at a redemption price the greater of:

•	100% of the principal amount of the Notes being redeemed or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on May 15th, 2026 (exclusive of interest accrued to the date of redemption) discounted to, but not including, the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to T + 12.5 bps.

In each case, the Company will pay accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

On or after May 15th, 2026, the Company may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Trade Date:	August 2nd, 2016

Settlement Date (T+5)*:	August 9th, 2016

Daycount Convention:	30/360

Denominations:	$2,000 and multiples of $1,000 in excess thereof

CUSIP/ISIN:	02079KAC1/US02079KAC18

Ratings**:	Moody’s: Aa2 (Stable); S&P: AA (Stable)

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Lebenthal & Co., LLC

Loop Capital Markets LLC

Mischler Financial Group, Inc.

The Williams Capital Group, L.P.

* Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the pricing date (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the preliminary prospectus supplement and, when available, the final prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by e-mailing prospectus@morganstanley.com.